September 13, 2004

Dynamic Oil & Gas Operational Update

DYNAMIC OIL & GAS, INC. is pleased to provide the following operational update for our properties in British Columbia, Alberta, and Saskatchewan.

Orion, British Columbia
We drilled and tested a new-pool natural gas discovery in the cretaceous-aged Blue Sky formation at Orion. Detailed mapping of 3-D seismic shot in early 2004 indicates that the pool may be three to four gas spacing units (2,000 to 2,600 acres in size).

Blue Sky wells in the area typically produce at rates ranging between 0.5 to 3.0 million cubic feet per day and pool sizes can range up to 12 billion cubic feet in size. The Company is proposing two additional wells on the structure before year-end and will begin the consultation process with stakeholders in the area immediately.

If threshold reserves can be established, we will construct a 10-kilometre (six-mile) pipeline to a gas gathering system on the west edge of our property. We have constructed a pipeline riser on the system to facilitate future tie-ins. We anticipate that these new reserves could be on stream in the first quarter of 2005.

We drilled a second test well at Orion in 2004-Q3. The C62-J well encountered a massive porous zone and tested gas and water from the base of the targeted Slave Point formation. The well was completed and production tested but failed to produce commercial quantities of natural gas. The wellbore has further potential for sidetrack drilling or water disposal and will not be abandoned at this time.

Cypress, British Columbia
Two development wells and a re-entry/completion are scheduled to be completed by year-end. A drilling license has been received for the first well and lease construction is underway. Operations are expected to commence within the next week, however, progress at the site has been slow due to wet weather and an early snowfall.

We are taking a multiple-path approach to improve area production, including a range of third-party processing initiatives and a simplified gas plant application that could speed up the approval process. Construction has not started on the gas plant although the site has been surveyed and prepared. Certain equipment has been acquired and flow lines and risers have been constructed at the site. The operator has advised us that they expect to have additional Cypress gas on stream by year-end.

Wimborne, Alberta
We anticipate spudding our 9-19 Wimborne well during the third week of September 2004. This will be our fourth well drilled at Wimborne in the past two years. Two wells were drilled in 2003, one was completed as a gas well and currently awaiting tie-in and the other was abandoned. The third well was drilled and abandoned in 2004-Q3. Dynamic, which has a 50% working interest before payout (“BPO”) and a 70% working interest after payout (“APO”), will operate the drilling on behalf of itself and partner, Exceed Energy Inc.

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Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

St. Albert, Alberta
The Company is ready to proceed with a deep development well at St. Albert. The 05-01 location will test the D-3 (Leduc) formation for attic oil potential and the D-1 (Wabamun) formation for new oil reserves. We have a gas conservation facility and oil battery at St. Albert that is capable of handling several hundred barrels of new oil per day, if drilling is successful. Overall, we are planning to increase oil production from St. Albert by optimizing existing compression and water-handling facilities, and drilling up to two new wells by year-end.

Western Saskatchewan
During the first week of September 2004, Dynamic (100% BPO – 60% APO) drilled the first well of a three-well Saskatchewan exploration program. Our first test, near Bailey, has been drilled to a depth of 1,055 metres (3,460 feet), has been cased and is currently being production tested. The remaining two wells at Sandgren and Flaxcombe are targeting formations with both oil and gas potential and are expected to be drilled and evaluated within the next 45 days. All three areas are close to existing production facilities.

Other
In other corporate news, Wayne J. Babcock, President and CEO, was nominated by Ernst & Young and has been selected by judges as a finalist for the award of Entrepreneur of the Year (Pacific section). Entrepreneur of the Year is a national and international program to recognize excellence in business. Final selection will be made by a panel of judges in Vancouver on September 27th, 2004 and results will be posted on the web at www.eoy.ca.

DYNAMIC OIL & GAS, INC. is a Canadian-based energy company engaged in the production and exploration of western Canada’s natural gas and oil reserves. The Company owns working interests in producing and early-stage exploration properties in central Alberta, western Saskatchewan, and southwestern and northeastern British Columbia.

Dynamic’s common shares trade on The Toronto Stock Exchange under the symbol “DOL” and on the NASDAQ under the symbol “DYOLF”.

On Behalf of the Board of Directors,

Wayne Babcock
President & CEO

“THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY THAT THE ABOVE-MENTIONED TYPICAL DAILY PRODUCTION RATES AND POOL SIZES WILL BE REALIZED BY THE COMPANY; DRILLIING, UPGRADES AND TIE-INS WILL OCCUR AS ANTICIPATED; AND TEST RESULTS OF NEW WELLS WILL SUPPORT FURTHER DEVELOPMENT. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES AND INCLUDE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MAY 19, 2004 AND AS AMENDED ON MAY 20, 2004.

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Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com